GENERATION ALPHA, INC.

853 Sandhill Avenue

Carson, California 90746

Telephone: (888) 998-8881

April 4, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Generation Alpha, Inc.
Request for Withdrawal of Registration Statement on Form S-1 filed on August 3, 2018, as amended on October 19, 2018 (File No. 333-226579)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Generation Alpha, Inc. (the “Registrant”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the immediate withdrawal of the Registrant’s registration statement on Form S-1 (File No. 333-226579), together with all exhibits and amendments thereto (the “Registration Statement”). The Registration Statement was initially filed with the SEC on August 3, 2018 and amended on October 19, 2018.

The Registrant is requesting to withdraw the Registration Statement because it has elected not to pursue the sale of securities pursuant to the Registration Statement at this time. The Registration Statement has not been declared effective by the Commission, and the Registrant confirms that no securities were sold in connection with the offering contemplated by the Registration Statement.

Accordingly, we request that the Commission issue an order granting the withdrawal of the Registration Statement (the “Order”) effective as of the date hereof or at the earliest practicable date hereafter. Please provide a copy of the Order to the undersigned via email at Tiffany@genalphainc.com with a copy to James M. Turner of Sichenzia Ross Ference LLP, via email at jturner@srf.law.

In accordance with Rule 457(p) under the Securities Act, the Registrant also respectively requests that all fees paid to the SEC in connection with the filing of the Registration Statement be credited to the Registrant’s account for future use.

Should you have any questions, please contact counsel to the Registrant, James M. Turner, Esq. of Sichenzia Ross Ference LLP at (212) 930-9700.

Sincerely,

/s/ TIFFANY DAVIS
Tiffany Davis
Chief Operating Officer